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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                            ------------------------

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         COLEMAN WORLDWIDE CORPORATION
                                (NAME OF ISSUER)

                         COLEMAN WORLDWIDE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                  LIQUID YIELD OPTION(TM) NOTES DUE MAY 27, 2013
                          (ZERO COUPON-SENIOR SECURED)
                         (TITLE OF CLASS OF SECURITIES)

                                  193672 AA 0
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)
                            ------------------------

                               BARRY F. SCHWARTZ
                            EXECUTIVE VICE PRESIDENT
                         COLEMAN WORLDWIDE CORPORATION
                           1767 DENVER WEST BOULEVARD
                             GOLDEN, COLORADO 80401
                                 (303) 202-2400
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                            ------------------------

                                    Copy to:

                              ALAN C. MYERS, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000

     This statement if filed in connection with (check the appropriate box):

          a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

          b. / / The filing of a registration statement under the Securities Act of 1933.


          c. /x/ A tender offer.

          d. / / None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

                          CALCULATION OF FILING FEE

          TRANSACTION VALUATION                          AMOUNT OF FILING FEE*
-------------------------------------------------------------------------------
    ($561,553,000 principal amount of                          $38,591.05
    Liquid Yield Option(TM) Notes, due
         May 27, 2013 at $343.61
 per $1,000 principal amount at maturity)
             $192,955,226.33

 * In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.
/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form of schedule and the date of its filing.

    Amount Previously Paid: $38,591.05           Filing Party: Coleman Worldwide
    Corporation
    Form or Registration No.: Schedule 13E-4     Date Filed: May 23, 1997
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(TM)Trademark of Merrill Lynch & Co., Inc.
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
                                  INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the 'Schedule 13E-3') is being filed by Coleman Worldwide Corporation, a Delaware corporation (the 'Company'), the issuer of the equity securities which are the subject to a Rule 13e-3 transaction, in connection with an offer by the Company to accept for exchange for cash, pursuant to the Indenture dated as of May 27, 1993 between the Company and First Trust National Association, as successor Trustee, any and all of its outstanding Liquid Yield Option(Trademark) Notes due May 27, 2013 (the 'LYONs') at $343.61 per $1,000 principal amount, net to the exchanging holder of LYONs (a 'Holder'), upon the terms and subject to the conditions set forth in the Offer to Accept LYONs for Exchange for Cash dated May 23, 1997 (the 'Offer to Accept LYONs for Exchange for Cash') and in the related Letter of Transmittal (which together constitute the 'Exchange Offer'), copies of which are incorporated by reference as Exhibit (d) hereto.

      The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Company's Issuer Tender Offer Statement on Schedule 13E-4 (the 'Schedule 13E-4') concurrently being filed with the Securities and Exchange Commission (the 'Commission') in connection with the Exchange Offer, which contains information required to be included in response to the items of Schedule 13E-3. A copy of the Schedule 13E-4 is incorporated by reference as Exhibit (g) hereto. The information in the
Schedule 13E-4, including all exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the provisions of the Schedule 13E-4.

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(TM)Trademark of Merrill Lynch & Co., Inc.

                             CROSS REFERENCE SHEET
             (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)

ITEM NUMBER AND CAPTION                                      LOCATION IN SCHEDULE 13E-4
-----------------------------------------------------------  -----------------------------------------------------
  1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE
      TRANSACTION.
      (a)..................................................  The Front Cover Page and Item 1(a) in the Schedule
                                                             13E-4 are incorporated herein by reference.
      (b)..................................................  Item 1(b) in the Schedule 13E-4 is incorporated herein by reference.
      (c)..................................................  Item 1(c) in the Schedule 13E-4 is incorporated herein by reference.
      (d)-(f)..............................................  *
  2.  IDENTITY AND BACKGROUND.
      (a)-(g)..............................................  *
  3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.
      (a)-(b)..............................................  *
  4.  TERMS OF THE TRANSACTION.
      (a)-(b)..............................................  *
  5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.
      (a)..................................................  Item 3(b) in the Schedule 13E-4 is incorporated herein by reference.
      (b)..................................................  Item 3(c) in the Schedule 13E-4 is incorporated herein by reference.
      (c)..................................................  Item 3(d) in the Schedule 13E-4 is incorporated herein by reference.
      (d)..................................................  Item 3(e) in the Schedule 13E-4 is incorporated herein by reference.
      (e)..................................................  Item 3(f) in the Schedule 13E-4 is incorporated herein by reference.
      (f)..................................................  Item 3(i) in the Schedule 13E-4 is incorporated herein by reference.
      (g)..................................................  Item 3(j) in the Schedule 13E-4 is incorporated herein by reference.
  6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
      (a)..................................................  Item 2(a) in the Schedule 13E-4 is incorporated herein by reference.
      (b)..................................................  *
      (c)-(d)..............................................  Item 2(b) in the Schedule 13E-4 is incorporated herein by reference.

ITEM NUMBER AND CAPTION                                      LOCATION IN SCHEDULE 13E-4
-----------------------------------------------------------  -----------------------------------------------------
  7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

      (a)..................................................  Item 3(a) in the Schedule 13E-4 is incorporated herein by reference.
      (b)-(d)..............................................  *
  8.  FAIRNESS OF THE TRANSACTION.
      (a)-(f)..............................................  *
  9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN
      NEGOTIATIONS.
      (a)-(c)..............................................  *
 10.  INTEREST IN SECURITIES OF THE ISSUER.
      (a)..................................................  *
      (b)..................................................  Item 4 in the Schedule 13E-4 is incorporated herein by reference.
 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH         Item 5 in the Schedule 13E-4 is incorporated herein
      RESPECT TO THE ISSUER'S SECURITIES.                    by reference.
 12.  PRESENT INTENTION AND RECOMMEN-DATION OF CERTAIN
      PERSONS WITH REGARD TO THE TRANSACTION.
      (a)-(b)..............................................  *
 13.  OTHER PROVISIONS OF THE TRANSACTION.
      (a)-(c)..............................................  *
 14.  FINANCIAL INFORMATION.
      (a)-(b)..............................................  Item 7 in the Schedule 13E-4 is incorporated herein by reference.
 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.
      (a)..................................................  *
      (b)..................................................  Item 6 in the Schedule 13E-4 is incorporated herein by reference.
 16.  ADDITIONAL INFORMATION.                                Item 8 in the Schedule 13E-4 is incorporated herein
                                                             by reference.
 17.  MATERIAL TO BE FILED AS EXHIBITS.
      (a)..................................................  Item 9(b) in the Schedule 13E-4 is incorporated herein by reference.
      (b)..................................................  *
      (c)..................................................  Item 9(c) in the Schedule 13E-4 is incorporated herein by reference.
      (d)..................................................  Item 9(a) in the Schedule 13E-4 is incorporated herein by reference.
      (e)..................................................  *
      (f)..................................................  Item 9(f) in the Schedule 13E-4 is incorporated herein by reference.

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* Omitted because the Item is not required by Schedule 13E-4.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO TRANSACTION.

     (a) Reference is made to the information set forth in response to Item 1(a) of the Schedule 13E-4, which information is incorporated herein by reference.

     (b) The information set forth in 'INTRODUCTION' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

     (c) The information set forth in 'INTRODUCTION' and 'THE EXCHANGE OFFER--Price Range of the LYONs and Coleman Common Stock; Interest and Dividends' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in 'INTRODUCTION' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

     (f) The information set forth in Schedule II to the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by the Company, the issuer of the class of securities which is the subject of this Rule 13e-3 transaction. The information set forth in 'INTRODUCTION', 'THE EXCHANGE OFFER--Certain Information Concerning the Company and Coleman', '--Transactions and Arrangements Concerning the LYONs' and in Schedule I of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

     (e)-(f) During the last five years, neither the Company nor, to the Company's knowledge, any of its directors and executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) Not applicable.

     (b) The information set forth in 'THE EXCHANGE OFFER--Certain Information Concerning the Company and Coleman' and '--Transactions and Arrangements Concerning the LYONs' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in 'INTRODUCTION', 'THE EXCHANGE OFFER--Amount of LYONs', '--Procedures for Exchanging LYONs', '--Exchange of LYONs and Payment of Exchange Consideration', '--Withdrawal Rights', '--Certain

Conditions of the Exchange Offer' and '--Extension of the Surrender Period; Termination; Amendments' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

     (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The information set forth in the 'INTRODUCTION', 'SPECIAL FACTORS--Purpose of Exchange Offer', 'THE EXCHANGE OFFER--Effects of the Exchange Offer', '--Source and Amount of Funds', '--Certain Information Concerning the Company and Coleman' and '--Transactions and Arrangements Concerning the LYONs' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a),(c) The information set forth in 'THE EXCHANGE OFFER--Source and Amount of Funds' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

     (b) The information set forth in 'THE EXCHANGE OFFER--Fees and Expenses' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

     (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information set forth in 'INTRODUCTION', 'SPECIAL FACTORS--Purpose of the Exchange Offer' and 'THE EXCHANGE OFFER--Effects of the Exchange Offer' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

     (b) Not applicable.

     (c) The information set forth in 'INTRODUCTION', 'SPECIAL FACTORS--Purpose of the Exchange Offer' and 'THE EXCHANGE OFFER--Effects of the Exchange Offer' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

     (d) The information set forth in 'SPECIAL FACTORS--Purpose of the Exchange Offer', 'THE EXCHANGE OFFER--Effects of the Exchange Offer', '--Certain Federal Income Tax Consequences' and '--Certain Information Concerning the Company and Coleman' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a)-(e) The information set forth in 'INTRODUCTION', 'SPECIAL FACTORS--Purpose of the Exchange Offer', '--Fairness of the Exchange Offer' and 'THE EXCHANGE OFFER--Effects of the Exchange Offer' of the Offer to Accept LYONs

for Exchange for Cash is incorporated herein by reference.

     (f) None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) No report, opinion or appraisal from an outside party related to the Rule 13e-3 transaction was received.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The information set forth in 'INTRODUCTION', 'THE EXCHANGE OFFER--Effects of the Exchange Offer' and '--Transactions and Arrangements Concerning the LYONs' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     (a) The information set forth in 'SPECIAL FACTORS--Purpose of Exchange Offer', 'THE EXCHANGE OFFER--Source and Amount of Funds' and '--Transactions and Arrangements Concerning the LYONs' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a)-(b) The information set forth in 'INTRODUCTION', 'SPECIAL FACTORS--Purpose of the Exchange Offer' and '--Fairness of the Exchange Offer' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference. No executive officer, director, controlling stockholder or affiliate of the Company is the beneficial owner of any LYONs or will make any recommendation with regard to the Rule 13e-3 transaction.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in 'INTRODUCTION', 'SPECIAL FACTORS--Purpose of the Exchange Offer' and 'THE EXCHANGE OFFER--Certain Effects of the Exchange Offer' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference. No appraisal rights are provided under applicable state law or the Company's Certificate of Incorporation in connection with this Rule 13e-3 transaction. LYON holders who object to the Exchange Offer may refrain from surrendering their LYONs for exchange in the Exchange Offer.

     (b) No provision has been made by the Company to allow unaffiliated security holders to obtain access to corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

     (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.


     (a)-(b) The financial information set forth in 'THE EXCHANGE OFFER--Certain Information Concerning the Company and Coleman' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) Not applicable.

     (b) The information set forth in 'THE EXCHANGE OFFER--Fees and Expenses' of the Offer to Accept LYONs for Exchange for Cash is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

     Reference is hereby made to the Offer to Accept LYONs for Exchange for Cash and the related Letter of Transmittal, copies of which are incorporated by reference as Exhibit (d) herein, which are incorporated in their entirety by reference herein.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     (a) Indenture dated as of May 20, 1997 by and among Coleman Escrow Corp., Coleman Worldwide Corporation (only with respect to the non-recourse guarantee and certain collateral security agreements contained in Articles X and XI thereof) and First Trust National Association, as Trustee.

     (b) Not applicable.

     (c) Not applicable.

     (d) The documents attached as Exhibits (a)(1)-(6) in response to Item 9(a) of the Schedule 13E-4 incorporated by reference in Exhibit (g) hereto are incorporated herein by reference.

     (e) Not applicable.

     (f) Not applicable.

     (g) Issuer Tender Offer Statement on Schedule 13E-4 dated May 23, 1997 of the Company, filed by the Company on May 23, 1997 with the Commission and incorporated herein by reference.

     (h) Consolidated Financial Statements for the Company for the fiscal years ended December 31, 1996 and December 31, 1995 (audited) and for the three months ended March 31, 1997 and 1996 (unaudited), filed as Exhibit (g) to the Schedule 13E-4 and incorporated by reference herein.

     (i) Consolidated Financial Statements for Coleman for the fiscal years ended December 31, 1996 and December 31, 1995 (audited) and for the three months ended March 31, 1997 and 1996 (unaudited), filed as Exhibit (h) to the Schedule 13E-4 and incorporated by reference herein.

                                   SIGNATURE

     AFTER DUE INQUIRY, AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          COLEMAN WORLDWIDE CORPORATION

                                          By: /s/ BARRY F. SCHWARTZ
                                              --------------------------------
                                              Name: Barry F. Schwartz
                                              Title:  Executive Vice President

Dated: May 23, 1997

                                 EXHIBIT INDEX

 EXHIBIT     DESCRIPTION
----------   --------------------------------------------------------------------------------------------------------
  (a)         --   Indenture dated as of May 20, 1997 by and among Coleman Escrow Corp., Coleman Worldwide
                   Corporation (only with respect to the non-recourse guarantee and certain collateral security agreements contained in Articles X and XI thereof) and First Trust National Association, as
                   Trustee.
  (b)         --   Not applicable.
  (c)         --   Not applicable.
  (d)         --   The documents attached as Exhibits (a)(1)-(6) in response to Item 9(a) of the Schedule 13E-4 and included in Exhibit (g) hereto are incorporated herein by reference.
  (e)         --   Not applicable.
  (f)         --   Not applicable.
  (g)         --   Issuer Tender Offer Statement on Schedule 13E-4 dated May 23, 1997 of the Company, filed by the
                   Company on May 23, 1997 with the Commission and incorporated herein by reference.
  (h)         --   Consolidated Financial Statements for the Company for the fiscal years ended December 31, 1996 and
                   December 31, 1995 (audited) and for the first three months ended March 31, 1997 and 1996
                   (unaudited), filed as Exhibit (g) to the Schedule 13E-4 and incorporated by reference herein.
  (i)         --   Consolidated Financial Statements for Coleman for the fiscal years ended December 31, 1996 and
                   December 31, 1995 (audited) and for the first three months ended March 31, 1997 and 1996
                   (unaudited), filed as Exhibit (h) to the Schedule 13E-4 and incorporated by reference herein.

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